

MAIL STOP 3561

August 4, 2009

Mr. Louis Bertoli, President and CEO
TNT Designs, Inc.
300 Center Avenue, Suite 202
Bay City, Michigan 48708

> **Re:** **TNT Designs, Inc.**
> **Schedule 14C**
> **File No. 333-121787**
> **Filed on July 28, 209**

Dear Mr. Bertoli:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Authorization of Additional Shares of Common Stock, page 14

1. We note the statement under the subheading "Authorization of Additional Shares of Common Stock" that future issuances of common stock with the $7.00 par value may have the effect of diluting the earnings per share and book value per

share. Please revise to briefly explain the difference between book value and par value, clarify that the company's book value is currently significantly below $7.00 per share, and disclose, if true, that the change in par value does not affect book or market value.

Closing comments

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions may be directed to Cathey Baker at (202) 551-3326 or to James Lopez at (202) 551-3790, who supervised the preparation of your filing.

Sincerely,

John Reynolds
Assistant Director

cc: TNT Designs, Inc.
        FAX: (989)509-5954